Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Liquid Holdings Group, Inc.:

We consent to the use of our report dated March 28, 2014, with respect to the consolidated balance sheets of Liquid Holdings Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2013 and for the period from April 24, 2012 (commencement of operations) to December 31, 2012, and the statements of operations and comprehensive loss, stockholder’s equity, and cash flows for the period from January 1, 2012 to April 24, 2012 of Liquid Predecessor Companies, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

April 8, 2014